Performance

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 6/30/2008
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**-0.27%**	**-1.72%**	**5.98%**	**7.52%**	**3.03%**	**7.16%**
S&P 500 Index	-2.73	-13.12	4.41	7.58	2.88	9.18
Lehman Aggregate Bond Index	-1.02	7.12	4.09	3.85	5.68	6.10
Dividend Growth Class I	**-0.32**	**-3.06**	**10.05**	--	--	**9.76**
S&P 500 Index	-2.73	-13.12	4.41	--	--	5.11
Dividend Growth Class S[3]	**-0.43**	**-3.27**	--	--	--	**7.38**
S&P 500 Index	-2.73	-13.12	--	--	--	1.43
Large Cap Growth	**2.00**	**-1.03**	**8.62**	**10.38**	**1.20**	**10.70**
Russell 1000® Growth Index	1.25	-5.95	5.91	7.32	0.96	11.28
Mid Cap Growth[4]	**5.33**	**-2.63**	**10.69**	**13.67**	**4.24**	**13.20**
Russell Midcap® Growth Index	4.65	-6.42	8.19	12.32	5.64	--
International Growth[5]	**2.01**	**-3.82**	**13.99**	**14.43**	**1.12**	**5.69**
MSCI EAFE Growth Index	0.02	-4.44	14.68	16.26	4.11	5.21
Small Cap Growth[4]	**7.87**	**-6.73**	**10.51**	**11.59**	**8.52**	**12.28**
Russell 2000® Growth Index	4.47	-10.83	6.08	10.37	2.80	6.71
Developing Markets Growth[5]	**2.53**	**5.26**	**26.74**	**26.77**	**11.38**	**7.29**
MSCI Emerging Markets Index	-1.58	2.59	24.37	26.72	12.64	6.02

Average Annual Total Returns - Fixed Income Funds

As of 6/30/2008
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**-0.17%**	**8.06%**	**4.77%**	**4.03%**	**4.89%**	**6.61%**
Lehman Interm. Gov't Index	-1.84	9.17	4.83	3.61	5.43	6.79
Tax-Free Income	**0.85**	**-0.98**	**1.60**	**2.36**	**3.23**	**5.42**
Lehman 5-Year Municipal Index	-0.81	5.68	3.26	2.88	4.45	5.68
Minnesota Tax-Free Income[7]	**0.96**	**0.84**	**2.66**	**3.30**	**3.92**	**4.77**
Lehman 5-Year Municipal Index	-0.81	5.68	3.26	2.88	4.45	4.72

Average Annual Total Returns - Money Market

As of 6/30/2008
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]	7-Day Yield[8]	7-Day Effective Yield[8]
Money Market[9]	**0.55%**	**3.76%**	**4.15%**	**2.93%**	**3.32%**	**3.82%**	**2.06%**	**2.08%**
3-Month Treasury Bill	0.43	2.96	4.11	3.11	3.46	3.99	--	--

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting this webpage. Please read this prospectus carefully before you invest or send money. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Science and Technology Growth Fund 12/31/97; Sit Developing Markets Growth Fund 7/1/94; Sit Money Market Fund 11/1/93; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93; Sit Florida Tax-Free Income Fund 12/31/03; Sit Bond Fund 12/1/93.

(3) Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available for this Class.

(4) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(5) *Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(6) *Sit Science and Technology Growth Fund* primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

(7) Investment income in the *Sit Minnesota Tax-Free Income Fund* & the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(8) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

(9) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

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Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 6/30/2008
(Updated Monthly)

Fund Name	12-Month Distribution Rate[3]
Balanced	1.94%
Dividend Growth Class I	1.63
Dividend Growth Class S	1.35

Current Yields and Distribution Rates - Fixed Income Funds

As of 6/30/2008
(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	4.93%	4.56%	0.04439
Tax-Free Income	4.72	4.23	0.03348
Minnesota Tax-Free Income[1]	4.61	4.26	0.03553
Fund Name	**7-Day Compound Effective Yield**	**7-Day Simple Yield**	**Dividend Distribution Factor**
Money Market[2]	2.06%	2.08%	0.00177

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Investment income in the *Sit Minnesota Tax-Free Income Fund* and the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(2) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(3) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.